UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [X]  MERGER

          [ ]  LIQUIDATION

          [ ]  ABANDONMENT OF REGISTRATION
               Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: KEMPER EUROPE FUND

     3.   Securities and Exchange Commission File No.:  811-7479.

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [ ]  Initial Application                [X]  Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         222 SOUTH RIVERSIDE PLAZA, CHICAGO, ILLINOIS 60606

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         DAVID A. STURMS, VEDDER, PRICE, KAUFMAN & KAMMHOLZ, 222 N. LASALLE ST., SUITE 2600, CHICAGO, ILLINOIS 60601, (312) 609-7589.

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     7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         SCUDDER KEMPER INVESTMENTS, INC., TWO INTERNATIONAL PLACE, BOSTON, MASSACHUSETTS 02110-4103, (617) 295-1000.

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X]  Open-end                  [ ]   Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          MASSACHUSETTS

     11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          SCUDDER KEMPER INVESTMENTS, INC., 345 PARK AVENUE, NEW YORK, NEW YORK 10154

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          KEMPER DISTRIBUTORS, INC.
          222 SOUTH RIVERSIDE PLAZA
          CHICAGO, ILLINOIS 60606

     13.  If the fund is a unit investment trust ("UIT") provide:

          NOT APPLICABLE

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          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ] Yes            [X] No

          If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-___________

                  Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes           [ ] No

               If Yes, state the date on which the board vote took place:

               ON MARCH 31, 1999, THE BOARD OF TRUSTEES OF APPLICANT APPROVED A PLAN OF REORGANIZATION.

               If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes           [ ] No

               If Yes, state the date on which the shareholder vote took place:

               ON JULY 27, 1999 (ADJOURNED FROM JULY 20, 1999), THE SHAREHOLDERS OF THE APPLICANT APPROVED THE PLAN OF
               REORGANIZATION.

               If No, explain:

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II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes           [ ] No

          (a) If Yes, list the date(s) on which the fund made those distributions:

               SEPTEMBER 3, 1999

          (b)  Were the distributions made on the basis of net assets?

               [X] Yes           [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

               [X] Yes           [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?

               [ ] Yes            [ ] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only:

          Has the fund issued senior securities?

          [ ] Yes           [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X] Yes           [ ] No


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          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          NO

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ] Yes          [X] No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [ ] Yes            [ ] No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes            [X] No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

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IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a)  List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)   Legal expenses:

                     $450,000.00

               (ii)  Accounting expenses:

                     $20,000.00

               (iii) Other expenses (list and identify separately):

                     PRINTING - $300,000.00

                     MAILING - $15,000.00
                     PROXY SOLICITATION - $30,000.00

               (iv)  Total expenses (sum of lines (i)-(iii) above):

                     $815,000.00

          (b)  How were those expenses allocated?

               THE EXPENSES INCURRED IN THE REORGANIZATION WERE BORNE BY THE SCUDDER NEW EUROPE FUND, INC. AND THE KEMPER EUROPE FUND BASED ON THEIR RELATIVE NET ASSETS. BASED UPON THIS ALLOCATION, SCUDDER NEW EUROPE FUND, INC. BORE APPROXIMATELY 83% AND KEMPER EUROPE FUND BORE APPROXIMATELY 17% OF THESE EXPENSES.

          (c)  Who paid those expenses?

               KEMPER EUROPE FUND PAID $138,398.00 OF THE TOTAL EXPENSES AND SCUDDER NEW EUROPE FUND, INC. PAID $676,602.00 OF THE TOTAL EXPENSES.

          (d)  How did the fund pay for unamortized expenses (if any)?

               NONE.

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidations?

          [ ] Yes            [X] No

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          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes            [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes            [X] No

          If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     26.  (a)  State the name of the fund surviving the Merger:

               KEMPER NEW EUROPE FUND, INC. (FORMERLY KNOWN AS KEMPER SCUDDER NEW EUROPE FUND, INC.)

          (b) State the Investment Company Act file number of the fund surviving the Merger:

               FILE NO.:  811-5969

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               FILE NUMBER:  33-32430
               FORM TYPE:  N-14A
               DATE FILED:  JUNE 3, 1999

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of Kemper Europe Fund (ii) he or she is the Vice-President of

Kemper Europe Fund and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form

N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                          (Signature)


                                          /s/PHILIP J. COLLORA
                                          --------------------
                                          Philip J. Collora
                                          Vice President and Secretary